SUPPL

U.S. COMMERCIAL CORP., S.A.B. DE C.V.

RECEIVED
2007 NOV -7 A 2:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 1, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated financial statements as of September 30, 2007 and 2006 for U.S. COMMERCIAL CORP., S.A.B. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

07027844

PROCESSED
NOV 13 2007
THOMSON
FINANCIAL

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

11/8

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

RECEIVED

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s01	TOTAL ASSETS	4,257,825	100	13,252,445	100
s02	CURRENT ASSETS	3,188,940	75	6,155,861	46
s03	CASH AND SHORT-TERM INVESTMENTS	275,234	6	450,786	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	173,567	4	276,855	2
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	59,610	1	78,420	1
s06	INVENTORIES	2,554,182	60	5,147,819	39
s07	OTHER CURRENT ASSETS	126,347	3	201,981	2
s08	LONG-TERM	14,561	0	14,046	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	14,561	0	14,046	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	677,316	16	1,929,029	15
s13	LAND AND BUILDINGS	486,678	11	1,566,618	12
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	1,880,932	44	3,749,052	28
s16	ACCUMULATED DEPRECIATION	1,697,480	40	3,400,208	26
s17	CONSTRUCTION IN PROGRESS	7,186	0	13,567	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	324,202	8	5,088,255	38
s19	OTHER ASSETS	52,806	1	65,254	0
s20	TOTAL LIABILITIES	8,536,213	100	11,695,802	100
s21	CURRENT LIABILITIES	5,128,763	60	6,355,135	54
s22	SUPPLIERS	936,219	11	2,800,615	24
s23	BANK LOANS	1,648,310	19	662,570	6
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	7,655	0	11,477	0
s25	TAXES PAYABLE	89,016	1	47,192	0
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,447,563	29	2,833,281	24
s27	LONG-TERM LIABILITIES	3,255,341	38	5,279,747	45
s28	BANK LOANS	3,193,729	37	5,079,114	43
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	61,612	1	200,633	2
s31	DEFERRED LIABILITIES	50,823	1	60,920	1
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	101,286	1	0	0
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	(4,278,388)	100	1,556,643	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	(4,278,388)	100	1,556,643	100
s36	CONTRIBUTED CAPITAL	10,940,995	(256)	6,011,372	386
s79	CAPITAL STOCK	7,741,139	(181)	2,811,664	181
s39	PREMIUM ON ISSUANCE OF SHARES	3,199,856	(75)	3,199,708	206
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(15,219,383)	356	(4,454,729)	(286)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(14,748,964)	345	(4,219,815)	(271)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(470,419)	11	(234,914)	(15)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	275,234	100	450,786	100
s46	CASH	248,692	90	358,190	79
s47	SHORT-TERM INVESTMENTS	26,542	10	92,596	21
s07	OTHER CURRENT ASSETS	126,347	100	201,981	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	126,347	100	201,981	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	324,202	100	5,088,255	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	4,274,485	84
s51	OTHER	324,202	100	813,770	16
s19	OTHER ASSETS	52,806	100	65,254	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	13,864	26	12,052	18
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	38,942	74	53,202	82
s21	CURRENT LIABILITIES	5,128,763	100	6,355,135	100
s52	FOREIGN CURRENCY LIABILITIES	5,088,934	99	6,114,000	96
s53	MEXICAN PESOS LIABILITIES	39,829	1	241,135	4
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,447,563	100	2,833,281	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	22,660	1	76,037	3
s68	PROVISIONS	1,411,422	58	846,624	30
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,013,481	41	1,910,620	67
s27	LONG-TERM LIABILITIES	3,255,341	100	5,279,747	100
s59	FOREIGN CURRENCY LIABILITIES	3,255,341	100	5,279,747	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	50,823	100	60,920	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	50,823	100	60,920	100
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	101,286	100	0	0
s66	DEFERRED TAXES	101,286	100	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	7,741,139	100	2,811,664	100
s37	CAPITAL STOCK (NOMINAL)	5,339,217	69	477,217	17
s38	RESTATEMENT OF CAPITAL STOCK	2,401,922	31	2,334,447	83

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(14,748,964)	100	(4,219,815)	100
s93	LEGAL RESERVE	24,106	0	24,106	(1)
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	750,000	(18)
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(10,928,420)	74	(2,145,492)	51
s45	NET INCOME FOR THE YEAR	(3,844,650)	26	(2,848,429)	68
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(470,419)	100	(234,914)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(470,419)	100	(234,914)	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	(1,939,823)	(199,274)
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	205	393
s75	EMPLOYEES (*)	5,802	13,289
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	4,986,606,003	1,246,606,003
s78	REPURCHASED SHARES (*)	140,725,427	140,725,427
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 3 YEAR: 2007

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	14,758,038	100	15,950,343	100
r02	COST OF SALES	12,476,803	85	13,465,810	84
r03	GROSS PROFIT	2,281,235	15	2,484,533	16
r04	GENERAL EXPENSES	3,423,449	23	3,658,160	23
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	(1,142,214)	(8)	(1,173,627)	(7)
r08	OTHER INCOME AND (EXPENSE), NET	(102,876)	(1)	(42,335)	0
r06	COMPREHENSIVE FINANCING RESULT	2,886	0	71,802	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	(1,242,204)	(8)	(1,144,160)	(7)
r10	INCOME TAXES	157,260	1	129,512	1
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	(1,399,464)	(9)	(1,273,672)	(8)
r14	DISCONTINUED OPERATIONS	(2,445,186)	(17)	(1,574,757)	(10)
r18	NET CONSOLIDATED INCOME	(3,844,650)	(26)	(2,848,429)	(18)
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	(3,844,650)	(26)	(2,848,429)	(18)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 3 YEAR: 2007

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	14,758,038	100	15,950,343	100
r21	DOMESTIC	0	0	0	0
r22	FOREIGN	14,758,038	100	15,950,343	100
r23	TRANSLATED INTO DOLLARS (***)	1,351,432	9	1,460,614	9
r08	OTHER INCOME AND (EXPENSE), NET	(102,876)	100	(42,335)	100
r49	OTHER INCOME AND (EXPENSE), NET	(102,876)	100	(42,335)	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	2,886	100	71,802	100
r24	INTEREST EXPENSE	377,853	13093	344,583	480
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	4,739	164	14,874	21
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	48	2	13,732	19
r28	RESULT FROM MONETARY POSITION	375,952	13027	387,779	540
r10	INCOME TAXES	157,260	100	129,512	100
r32	INCOME TAX	21,616	14	14,649	11
r33	DEFERRED INCOME TAX	135,644	86	114,863	89

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	14,758,039	15,950,344
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	20,753,672	22,659,959
r39	OPERATING INCOME (**)	(3,519,353)	(1,090,173)
r40	NET INCOME OF MAJORITY INTEREST (**)	(10,529,149)	(3,603,735)
r41	NET CONSOLIDATED INCOME (**)	(10,529,149)	(3,603,735)
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	161,327	231,561

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	4,597,218	100	5,397,286	100
rt02	COST OF SALES	3,856,565	84	4,610,225	85
rt03	GROSS PROFIT	740,653	16	787,061	15
rt04	GENERAL EXPENSES	1,008,556	22	1,224,233	23
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	(267,903)	(6)	(437,172)	(8)
rt08	OTHER INCOME AND (EXPENSE), NET	(5,327)	0	(13,785)	0
rt06	COMPREHENSIVE FINANCING RESULT	(102,751)	(2)	(42,261)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	(375,981)	(8)	(493,218)	(9)
rt10	INCOME TAXES	52,087	1	76,474	1
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	(428,068)	(9)	(569,692)	(11)
rt14	DISCONTINUED OPERATIONS	(66,824)	(1)	(987,750)	(18)
rt18	NET CONSOLIDATED INCOME	(494,892)	(11)	(1,557,442)	(29)
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	(494,892)	(11)	(1,557,442)	(29)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
rt01	NET SALES	4,597,218	100	5,397,286	100
rt21	DOMESTIC	0	0	0	0
rt22	FOREIGN	4,597,218	100	5,397,286	100
rt23	TRANSLATED INTO DOLLARS (***)	420,979	9	494,243	9
rt08	OTHER INCOME AND (EXPENSE), NET	(5,327)	100	(13,785)	100
rt49	OTHER INCOME AND(EXPENSE), NET	(5,327)	100	(13,785)	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(102,751)	100	(42,261)	100
rt24	INTEREST EXPENSE	97,056	(94)	120,270	(285)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	1,066	(1)	2,912	(7)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(24)	0	(2,055)	5
rt28	RESULT FROM MONETARY POSITION	(6,737)	7	77,152	(183)
rt10	INCOME TAXES	52,087	100	76,474	100
rt32	INCOME TAX	4,000	8	5,631	7
rt33	DEFERRED INCOME TAX	48,087	92	70,843	93

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
US COMMERCIAL CORP. S.A. DE C.V.

QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	57,088	71,678

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	(3,844,650)	(2,848,429)
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,734,744	1,164,006
c03	RESOURCES FROM NET INCOME FOR THE YEAR	(1,109,906)	(1,684,423)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(786,535)	41,646
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(1,896,441)	(1,642,777)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(2,952,333)	1,111,296
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	4,929,305	0
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	1,976,972	1,111,296
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(88,870)	(188,255)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(8,339)	(719,736)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	283,573	1,170,522
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	275,234	450,786

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM

US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 3 YEAR: 2007

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,734,744	1,164,006
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	161,327	231,561
c41	+ (-) OTHER ITEMS	2,573,417	932,445
c04	RESOURCES PROVIDED OR USED IN OPERATION	(786,535)	41,646
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	469,848	27,334
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	3,192,058	1,486,700
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(695,225)	(496,875)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(1,838,670)	(1,031,224)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,914,546)	55,711
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(2,952,333)	1,111,296
c23	+ BANK FINANCING	0	1,248,012
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	(148,364)	(136,716)
c27	(-) BANK FINANCING AMORTIZATION	(2,803,969)	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	4,929,305	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	4,929,305	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(88,870)	(188,255)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(89,394)	(188,344)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	524	89
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	(3.57)		$	(2.89)	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	(2.68)		$	(1.55)	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.90		$	1.34	
d08	CARRYNG VALUE PER SHARE	$	(0.86)		$	1.25	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		(1.51)	times		1.93	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(0.36)	times		(0.84)	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 3 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(26.05)	%	(17.85)	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	246.10	%	(231.50)	%
p03	NET INCOME TO TOTAL ASSETS (**)	(247.28)	%	(27.19)	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(9.77)	%	(13.61)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	4.87	times	1.70	times
p07	NET SALES TO FIXED ASSETS (**)	30.64	times	11.74	times
p08	INVENTORIES TURNOVER (**)	7.26	times	6.60	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2.76	days	4.07	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.91	%	8.50	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	200.48	%	88.25	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	(1.99)	times	7.51	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	97.75	%	97.41	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	480.62	%	273.69	%
p15	OPERATING INCOME TO INTEREST PAID	(3.02)	times	(3.40)	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.43	times	1.93	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.62	times	0.96	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.12	times	0.15	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.37	times	0.52	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.36	%	7.09	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	(7.52)	%	(10.56)	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(5.32)	%	0.26	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	(5.01)	times	(4.76)	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(149.33)	%	100.00	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	249.33	%	0.00	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	100.58	%	100.04	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 3 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B-1	0.0000	3	4,986,606,003	0	4,986,606,003	0	5,339,217	0
TOTAL			4,986,606,003	0	4,986,606,003	0	5,339,217	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 4,986,606,003

NOTES

END